UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

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                                                              SEC FILE NUMBER
                                                                  0-31729
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(Check One): (X)Form 10-K and Form 10-KSB  ( )Form 20-F  ( )Form 11-K
             ( )Form 10-Q and Form 10-QSB  ( )Form N-SAR

             For Period Ended:  June 30, 2003
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             ( )  Transition Report on Form 10-K
             ( )  Transition Report on Form 20-F
             ( )  Transition Report on Form 11-K
             ( )  Transition Report on Form 10-Q
             ( )  Transition Report on Form N-SAR

             For the Transition Period Ended: _____________________

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   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification Relates:

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PART I - REGISTRANT INFORMATION

Integrated Data Corp.
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Full Name of Registrant

625 W. Ridge Pike, Suite C-106
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Address of Principal Executive Office (Street and Number)

Conshohocken, PA 19428
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City, State and Zip Code



PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

( ) (c) The accountant's statement or other exhibit required by Rule 12b-
        25(c) has been attached, if applicable.



PART III - NARRATIVE

Integrated Data Corp., (the "Company") has recently made certain reported acquisitions, including subsidiaries to be consolidated in the financial statements. The Company is in the process of obtaining accurate financial statements for these recently acquired companies. As a result, it is management's opinion that financial statements for the year ended June 30, 2003 cannot be completed by September 28, 2003(the original due date for Form 10-K) without unreasonable effort or expense. Management expects to file a completed Form 10-K for the year ended June 30, 2003 on or before October 13, 2003.



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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        David C. Bryan               610           825-6224
      ------------------          ---------     ----------------
            Name                  Area Code     Telephone Number


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months been filed?
     (X)Yes  ( )No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report thereon?
     (X)Yes  ( )No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Explanation:
    -----------
    Registrant incurred a net loss of $3,646,000 for the year ended June 30, 2002. Final consolidated results of operations for the corresponding period of the current fiscal year have not yet been completed. However, during this time the Company incurred a discharge of indebtedness of $3,975,000, as a result of emerging from Chapter 11 bankruptcy proceedings. Also, during the year ended June 30, 2003, the Company acquired/purchased certain subsidiary companies. The Company is in the process of obtaining accurate financial statements for these recently acquired companies.




                             Integrated Data Corp.
                ----------------------------------------------
                 (Name of Registrant as Specified in Charter)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  September 26, 2003                By:  /s/David C. Bryan
       ------------------                    --------------------
                                             David C. Bryan
                                             Chief Executive Officer
                                             and President


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